Exhibit 99.1

SolarBank Advances Nova Scotia’s Clean Energy Transformation with 2.4 MW Sydney Project in Canada

Project to Power Equivalent of 221 Homes Annually
Over $1.36 Millions in Combined Customer Savings over 25 Year Term

●	Part of Nova Scotia’s Ambitious 80% Renewable Energy by 2030 Initiative
●	Enables Renters and Homeowners to Access Solar Without Rooftop Installation
●	$4.57 Million Investment in Local Clean Energy Infrastructure
●	Second Community Solar Project by SolarBank in Atlantic Canada

Toronto, Ontario, June 16, 2025 — SolarBank Corporation (NASDAQ: SUUN; Cboe CA: SUNN, FSE: GY2) (“SolarBank” or the “Company”), a North American energy infrastructure developer and asset owner, announces the continued execution of its community solar development pipeline with an update on its plans to develop a ground-mount solar power project known as the Sydney project (the “Project”) totalling 2.4 MW DC located in Nova Scotia. This strategic project will generate approximately 2,730 MWh of clean energy annually—enough to power the equivalent of 221 homes for an entire year while eliminating approximately 1,900 tons of CO2 emissions annually, equivalent to removing 415 cars from the road.

The Project is owned by AI Renewable Flow-through Fund and SolarBank is the lead developer and builder for the Project. The Project has an estimated value of $4.57 million. SolarBank will partner with local Nova Scotia’s trusted engineering firm, Trimac Engineering, to deliver the Project. SolarBank has been at the forefront of community solar development in the United States with over 50 MW of community solar projects completed and is proud to be deploying its expertise in Canada as the community solar market develops there.

The Sydney project advances SolarBank’s community solar portfolio with a $4.57 million project generating contracted revenues through multiple streams. As developer and EPC contractor for this 2.4 MW facility, SolarBank captures value while minimizing capital at risk through partnership with AI Renewable Flow-through Fund. With permits secured and interconnection underway, construction expected in Spring 2026 positions the Company to generate near-term EPC revenues while building long-term recurring income through O&M contracts.

“This project underscores SolarBank’s significant expertise and strategic vision in helping to drive Canada’s renewable energy transformation,” said Dr. Richard Lu, President and CEO of SolarBank. “With a proven track record of over a decade in community solar, commercial, and industrial projects, we’re proud to provide solutions on Nova Scotia’s ambitious renewable energy transition to deliver meaningful value for stakeholders and communities alike.”

●	The Sydney project alone will generate over $1.36 Million in electricity savings for local residents over its lifetime while creating local jobs and supporting the Province’s net-zero goals

This is SolarBank’s second Community Solar project in Nova Scotia. The Canadian Federal government and the Province of Nova Scotia are very supportive of Community Solar, with a number of incentives, including the Smart Renewables and Electrification Pathways Program (SREPs), Indigenous-Led Clean Energy Stream, and the Low Carbon Communities program.

Community solar is a cornerstone of Nova Scotia’s bold commitment to achieve 80% renewable energy by 2030 and net-zero by 2035. As one of only four community solar contracts awarded under the program so far, the Sydney Project contributes to the 100 MW of planned solar additions that will help reduce fossil fuel reliance and drive local economic development.

Unlike traditional rooftop systems, community solar allows renters, businesses, and homeowners to subscribe to the solar farm and receive bill credits and savings of $0.02/kWh—without installing any equipment. Project feeds directly into the local electricity grid and offers a flexible, accessible way for Nova Scotians to participate in the clean energy transition.

The Project leverages SolarBank’s proven execution capabilities and strategic partnerships. With over 100 MW of projects built and a 1+ GW development pipeline, SolarBank brings institutional-grade development expertise to Atlantic Canada. The Project’s clear timeline ensures near-term EPC revenue generation, and positions SolarBank to obtain additional development contracts in the high-growth community solar market.

Project Impact Summary:

●	Annual Clean Energy Generation: ~2,730 MWh
●	CO2 Reduction: ~1,900 tons annually
●	Local Economic Impact: $4.57 million investment + construction jobs
●	Customer Savings: Over $1.36 million in combined electricity savings
●	Energy Security: Contributes to Nova Scotia’s energy independence

There are several risks associated with the development of the Project. The development of any project is subject to receipt of interconnection approval, receipt of a community solar contract, required permits, the continued availability of third-party financing arrangements for the Company and the risks associated with the construction of a solar power project. In addition, governments may revise, reduce or eliminate incentives and policy support schemes for solar power, which could result in future projects no longer being economic. Please refer to “Forward-Looking Statements” for additional discussion of the assumptions and risk factors associated with the Projects and statements made in this press release.

About SolarBank Corporation

SolarBank Corporation is an independent renewable and clean energy project developer and owner focusing on distributed and community solar projects in Canada and the USA. The Company develops solar, Battery Energy Storage System (BESS) and EV Charging projects that sell electricity to utilities, commercial, industrial, municipal and residential off-takers. The Company maximizes returns via a diverse portfolio of projects across multiple leading North America markets including projects with utilities, host off-takers, community solar, and virtual net metering projects. The Company has a potential development pipeline of over one gigawatt and has developed renewable and clean energy projects with a combined capacity of over 100 megawatts built. To learn more about SolarBank, please visit www.solarbankcorp.com.

For further information, please contact:

SolarBank Corporation

Tracy Zheng

Email: tracy.zheng@solarbankcorp.com

Phone: 416.494.9559

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”) that relate to the Company’s current expectations and views of future events. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “expects”, “will continue”, “is anticipated”, “anticipates”, “believes”, “estimated”, “intends”, “plans”, “forecast”, ”projection”, “strategy”, “objective” and “outlook”) are not historical facts and may be forward-looking statements and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in such forward-looking statements. In particular and without limitation, this news release contains forward-looking statements pertaining to the Company’s expectations regarding its industry trends and overall market growth; the Company’s growth strategies the expected energy production from the solar power projects mentioned in this press release; the number of homes expected to be powered; the timeline for construction; the expected CO2 reductions; the expected savings for local residents; expected revenues and benefits of the Project to the Company; the receipt of interconnection approval, permits and financing to be able to construct the Projects; the receipt of incentives for the Projects; and the size of the Company’s development pipeline. No assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon. These statements speak only as of the date of this news release.

Forward-looking statements are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate, and are subject to risks and uncertainties. In making the forward looking statements included in this news release, the Company has made various material assumptions, including but not limited to: obtaining the necessary regulatory approvals; that regulatory requirements will be maintained; general business and economic conditions; the Company’s ability to successfully execute its plans and intentions; the availability of financing on reasonable terms; the Company’s ability to attract and retain skilled staff; market competition; the products and services offered by the Company’s competitors; that the Company’s current good relationships with its service providers and other third parties will be maintained; and government subsidies and funding for renewable energy will continue as currently contemplated. Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and the Company cannot assure that actual results will be consistent with these forward-looking statements. Given these risks, uncertainties and assumptions, investors should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors, including those listed under “Forward-Looking Statements” and “Risk Factors” in the Company’s most recently completed Annual Information Form, and other public filings of the Company, which include: the Company may be adversely affected by volatile solar power market and industry conditions; the execution of the Company’s growth strategy depends upon the continued availability of third-party financing arrangements; the Company’s future success depends partly on its ability to expand the pipeline of its energy business in several key markets; governments may revise, reduce or eliminate incentives and policy support schemes for solar and battery storage power; general global economic conditions may have an adverse impact on our operating performance and results of operations; the Company’s project development and construction activities may not be successful; developing and operating solar projects exposes the Company to various risks; the Company faces a number of risks involving Power Purchase Agreements (“PPAs”) and project-level financing arrangements; any changes to the laws, regulations and policies that the Company is subject to may present technical, regulatory and economic barriers to the purchase and use of solar power; the markets in which the Company competes are highly competitive and evolving quickly; an anti-circumvention investigation could adversely affect the Company by potentially raising the prices of key supplies for the construction of solar power projects; foreign exchange rate fluctuations; a change in the Company’s effective tax rate can have a significant adverse impact on its business; seasonal variations in demand linked to construction cycles and weather conditions may influence the Company’s results of operations; the Company may be unable to generate sufficient cash flows or have access to external financing; the Company may incur substantial additional indebtedness in the future; the Company is subject to risks from supply chain issues; risks related to inflation and tariffs; unexpected warranty expenses that may not be adequately covered by the Company’s insurance policies; if the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the renewable energy market; there are a limited number of purchasers of utility-scale quantities of electricity; compliance with environmental laws and regulations can be expensive; corporate responsibility may adversely impose additional costs; the future impact of any global pandemic on the Company is unknown at this time; the Company has limited insurance coverage; the Company will be reliant on information technology systems and may be subject to damaging cyberattacks; the Company may become subject to litigation; there is no guarantee on how the Company will use its available funds; the Company will continue to sell securities for cash to fund operations, capital expansion, mergers and acquisitions that will dilute the current shareholders; and future dilution as a result of financings.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law. New factors emerge from time to time, and it is not possible for the Company to predict all of them, or assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.